NEWS RELEASE

Trading Symbol:    TSX: NUAG

OTCQX: NUPMF

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED JUNE 30, 2020 –

Treasury of $66.9 Million to Advance the Silver Sand Project and Regional Exploration Initiatives

NEW PACIFIC ENTERS INTO ARRANGEMENT AGREEMENT WITH WHITEHORSE GOLD TO

SPIN-OUT THE TAGISH LAKE GOLD DEPOSITS

VANCOUVER, BRITISH COLUMBIA – August 26, 2020: New Pacific Metals Corp. (“New Pacific” or the “Company”) announces its audited consolidated financial results for the year ended June 30, 2020.

This news release should be read in conjunction with the Company's MD&A and the financial statements and notes thereto for the corresponding period which have been posted under the Company’s profile on SEDAR at www.sedar.com and are also available on the Company's website at www.newpacificmetals.com. All figures are expressed in Canadian dollars unless otherwise stated.

FISCAL 2020 HIGHLIGHTS

• Inaugural independent NI 43-101 Mineral Resource estimate for the Silver Sand Project, one of the largest new global silver discoveries in the last decade and the largest Bolivian silver discovery since the mid-1990s: Measured & Indicated of 155.86 Moz of silver and 35.55 Moz of silver in the Inferred category. The deposit remains open for expansion;

• Discovered a new zone of high grade silver mineralization, Snake Hole, adjacent to the Silver Sand deposit - discovery hole intersected 33m @ 517 g/t (see News Release from August 6, 2020 and January 13, 2020 for details).

• Commenced regional silver exploration – acquired the stand-alone Silverstrike Project, a Silver Sand analog comprised of underexplored, structurally controlled, silver-polymetallic sandstone hosted mineralization centred on the historic Berenguela mining district;

• Increased the Companies bench strength with key hires during the period – COO transitioned to CEO role, added a VP Sustainability, dedicated Silver Sand Project Manager and Bolivian Sustainability team members;

• Commenced advanced studies on the Silver Sand Project – Preliminary Economic Assessment, Environmental and Social baseline studies and regional exploration on the Silverstrike Project;

• Continued focus on creating stakeholder value – transferred the Tagish Lake Gold Project to Whitehorse Gold Corp. (“Whitehorse Gold”) and will, subject to shareholder approval, distribute Whitehorse Gold common shares to the Company’s shareholders on a pro rata basis by way of a plan of arrangement; and

• Strengthened the treasury by raising net proceeds of $38.9 million through two bought deal financings to fund exploration and development studies. Maintained strong treasury position of $66.9 million as at June 30, 2020.

FINANCIAL RESULTS

Net income attributable to equity holders of the Company for the year ended June 30, 2020 was $7,932,299 or $0.05 per share (year ended June 30, 2019 - net loss of $2,420,904 or $0.02 per share).

The Company’s financial results were primarily impacted by the following: (i) income from investments of $1,761,514 compared to income of $1,532,391 in the prior year; (ii) operating expenses of $6,187,954 compared to $3,267,707 in the prior year; (iii) impairment recovery of $11,714,944 on mineral property interests compared to impairment of $779,823 in the prior year; and (iv) foreign exchange gain of $624,383 compared to loss of $64,491 in the prior year.

Income from investments for the year ended June 30, 2020 was $1,761,514 (year ended June 30, 2019 – income of $1,532,391).

Within the income from investments, $1,605,982 was gain on the Company’s equity investments, $14,089 was loss from fair value change partially offset by interest earned on bonds, $139,597 was dividends received on preferred shares, and $30,024 was interest income earned on cash and GICs. As of the date of this news release, the Company’s material investments are preferred shares issued by the largest five Canadian Banks with weighted average dividends yield of 5.71% and Canadian GICs earning weighted average interest of 0.91%.

Operating expenses for the year ended June 30, 2020 were $6,187,954 (year ended June 30, 2019 - $3,267,707).

Impairment recovery for the year ended June 30, 2020 was $11,714,944 related to the Tagish Lake Gold Project compared to impairment loss of $779,823 in the prior year related to the RZY Project.

Foreign exchange gain for the year ended June 30, 2020 was $624,383 (year ended June 30, 2019 – loss of $64,491).

The Company holds a portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the year ended June 30, 2020, the US dollar appreciated by 4.1% against the Canadian dollar (from 1.3087 to 1.3628) while in the prior year the US dollar depreciated by 0.6% against the Canadian dollar (from 1.3168 to 1.3087).

SILVER SAND PROJECT

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquisition in 2017. From 2017 to 2019 a total of 386 holes in 97,619m of drilling were completed – one of the largest green fields discovery drill programs in South America during this period.

On April 14, 2020, the Company released the inaugural NI 43-101 Mineral Resource estimate for its 100% owned Silver Sand Project. Using a 45 g/t silver cut-off-grade the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz see News Release for details.

The Company commenced its 2020 drill campaign during the first quarter of 2020, a total of 1,589.75m of drilling was completed before field-based operations in Bolivia were suspended due to the COVID-19 pandemic.

Advanced studies have commenced on the Project, following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The initial desktop portion of the studies are currently in progress.

For the year ended June 30, 2020, total expenditures of $12,731,745 (year ended June 30, 2019 - $10,725,924) were capitalized under the project comprising of the 2019-2020 drill campaign, site and camp service and construction, maintaining a regional office in La Paz, management team and workforce for the project.

SILVERSTRIKE PROJECT

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of US$1,350,000. Under the agreement the Company’s Bolivian subsidiary will cover 100% of the future expenditures including exploration, development and mining production activities. The agreement has a term of 30 years and renewable for another 15 years. It is subject to an approval by Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”) .

The Silverstrike Project consists of approximately 13km2 and is located approximately 140 kilometres southwest of La Paz, Bolivia. Silverstrike shares many similarities with the Silver Sand Project pre-discovery drilling namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrusives with corresponding multiple silver rich occurrences associated with extensive sercitic alteration and underexplored with limited modern exploration. During the period the Companies exploration team commenced geological, structural and alteration mapping in addition to geochemical sampling on the Project.

For the year ended June 30, 2020, expenditures of $640,102 (year ended June 30, 2019 - $nil) were capitalized under the project related to exploration camp construction, fieldwork and staffing for the project.

TAGISH LAKE GOLD PROJECT

The Tagish Lake Gold Project (“TLG Project”), covering an area of 166 km2, is located in the Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum respectively.

New Pacific Metals acquired the TLG Project in December 2010 and completed a single exploration season in 2011 prior to placing the Project on care and maintenance. During the year, the Company performed a strategic review of the Project and established a wholly owned subsidiary, Whitehorse Gold, to hold its 100% interest. In Q4, fiscal 2020, the Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan.

As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment reversal of $11,714,944 for the year ended June 30, 2020.

For the year ended June 30, 2020, total expenditures of $105,056 (year ended June 30, 2019 - $nil) were capitalized under the project.

ARRANGEMENT AGREEMENT AND SPIN-OUT

Further to the Company's news release on July 22, 2020, the Company is pleased to announce that it has entered into an arrangement agreement (the "Arrangement Agreement") with its wholly-owned subsidiary Whitehorse Gold. In accordance with the terms of the Arrangement Agreement, the Company proposes to spin-out all of the existing common shares of Whitehorse Gold to Company shareholders by way of a share exchange under a court approved plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the "Spin-Out").

It is anticipated that each shareholder of the Company will be entitled to receive, through a series of transactions set out in the plan of arrangement, for each common share of the Company held, one new common share of New Pacific following the Arrangement and a pro rata distribution of the common shares of Whitehorse Gold held by New Pacific. Upon the Spin-Out becoming effective, Whitehorse Gold will cease to be a wholly-owned subsidiary of the Company. The Company also intends to seek a listing of the Whitehorse Gold common shares on the TSX Venture Exchange, but no assurance can be provided that such a listing will be obtained. Any such listing will be subject to Whitehorse Gold fulfilling all of the requirements of the TSX Venture Exchange.

The purpose of the Spin-Out is to reorganize the Company and its assets into two separate companies. The board of directors of the Company believes this will provide shareholders with additional investment choices and flexibility and enhanced value as the Company and Whitehorse Gold will be solely focused on the pursuit and development of their respective assets. Upon completion of the Spin-Out, the Company will continue to focus on the exploration and development of its Silver Sand and SIlverstrike projects in Bolivia and Whitehorse Gold will focus on the exploration and development of the TLG Project.

The Spin-Out requires the approval of the Company's shareholders, approval from stock exchanges and regulatory authorities and approval of the British Columbia Supreme Court in order to proceed, and is also subject to other closing conditions as outlined in the Arrangement Agreement. There can be no assurance that such approvals will be obtained or that the Arrangement will be completed on the terms contemplated, or at all. Additional details on the Spin-Out will be contained in the management information circular prepared for the Company's annual general and special meeting scheduled for September 30, 2020. The Company urges all shareholders to read the management information circular carefully and in its entirety.

The foregoing description is qualified in its entirety by reference to the full text of Arrangement Agreement which will be filed on SEDAR.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosí Department of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.

Gordon Neal

President

Phone: (604) 633-1368

Fax: (604) 669-9387 info@newpacificmetals.com
www.newpacificmetals.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: obtaining relevant approvals for the Spin-Out; all conditions referenced in the Arrangement Agreement being satisfied; completion of the Spin-Out; the listing of the Whitehorse Gold common shares on the TSX Venture Exchange; the number of Whitehorse Gold common shares received by shareholders of the Company; and the benefits of the Spin-Out on the operations of the Company and Whitehorse Gold.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.